

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 2, 2010

Jianhua Sun
Chief Financial Officer
Eastern Environment Solutions, Corp.
Harbin Dongadazhi Street 165
Harbin, P.R. China 150001

      Re: **Eastern Environment Solutions, Corp.**
               Form 10-K for Fiscal Year Ended December 31, 2008
               File No. 0-31193

Dear Mr. Sun:

      We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7. Management's Discussion and Analysis, page 14
Liquidity and Capital Resources, page 15

1.   We note your response to prior comment 2. Based on the significance of your accounts receivable, please expand the disclosures in future filings to clarify when the applicable amounts became past due and to address any communications you have had with your customer as to if and when they intend to pay the amounts due.

Item 8. Financial Statements and Supplemental Data, page 16
Note 2. Summary of Significant Accounting Policies, page 25
Revenue Recognition, page 26

2.   We note your response to prior comment 5. We also note the terms you will
        disclose in response to prior comment 6, including the fact that all of the landfill
        operations will revert back to HMUAB upon completion of the BOT agreement
        and that they are required to pay you a minimum base fee over the term of the
        agreement. Therefore, it remains unclear to us how you have fully considered and
        assessed the provisions of SFAS 13, particularly in light of your contention that
        HMUAB is still required to pay you a base amount even if no waste is processed.

3.   We note the terms of the Franchise Contract with HMUAB, including the
        provisions under Item 11(B). Although the contract stipulates a minimum base
        rate when less than 800 tons of waste are processed per day, it does not appear to
        us that the contract contemplates the complete suspension of all waste disposal
        activities for an extended period of time. We note under Item 11(B) that
        HMUAB "should settle the compensation of the last month before the 10th of the
        next month" but that they have failed to do so during the suspension. In light of
        these facts and circumstances, it is not clear to us if HMUAB believes that they
        are legally required to compensate you when **no** waste is processed. Also, since
        HMUAB is your sole customer, it is not clear to us if you have the ability to
        compel them to make payments when no waste is processed. Please help us
        understand why you believe that the revenues you recorded during the periods
        when no waste was processed are valid and collectible. Specifically address if
        you have any correspondence with HMUAB that indicates their obligation or
        intent to pay.

4.   Please file the Franchise Contract with HMUAB as an exhibit to your next
        Exchange Act filing.

Note 3. Property and Equipment, Net. Page 32

5.   We note your revised disclosures in response to prior comment 8. Please also
        disclose in future filings the total current utilization of the landfill in addition to
        the change during the period. Also disclose your estimated costs and timing to
        complete each landfill expansion project. Supplementally explain to us why such
        costs will be depreciated over 15 years.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or me at (202) 551-3689 if you have questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant